EXHIBIT 99.1

Press Release - Regulated Information
Letter to Shareholders March 1st, 2023 07:00 am CET

Letter to Shareholders

Dear Shareholder,

2022 has been a crossroad year for Celyad Oncology (the “Company”), with important changes and turning points. Whilst our clinical programs had clear potential, as we pursued clinical development over the years, we systematically discovered more effective ways of furthering our goal to impact cancer with CAR-T cell therapy. Also, Celyad transitioned from autologous to allogeneic approaches, which changed our company dynamic. We faced challenges stemming from insufficient clinical efficacy: our allogeneic program, CYAD-211, as evaluated in the IMMUNICY-1 trial, did not demonstrate sufficient clinical efficacy to be pursued into Phase II studies without changing the treatment scheme or eligibility criteria. In addition, serious adverse events were reported in the KEYNOTE-B79 trial of our lead allogeneic program, CYAD-101, which resulted in a temporary suspension of the trial. Here, as with CYAD-211, we could only pursue the program with a change of the eligibility criteria, which would have resulted in additional delays and costs.

This stream of events in the first months of 2022 led to the decision by the board of directors to reshape the strategy of the Company, to focus on its core assets, its world class research unit and intellectual property. A re-organization plan was put in place in June, under the leadership of Michel Lussier, who stepped down as chairman of the board and assumed the position of CEO ad interim, succeeding our then-CEO and CFO, Filippo Petti. Hilde Windels, a member of our board since 2017, stepped in as Chair.

The Company executed an in-depth organizational transformation in the second half of the year:

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Significant cost cutting and cost saving initiatives have been implemented in order to strictly allocate the resources of the Company to the activities and programs that could potentially bring maximum value to shareholders. To that end, Celyad discontinued non-strategic R&D programs and opted not to begin any new clinical trial development;

-	A hiring freeze was implemented as of March 2022;
-	26 employees and four contractors were transferred in October to Cellistic™ (a division of Ncardia) following the acquisition of Celyad’s Cell Therapy Manufacturing Unit (CTMU) by Ncardia Belgium SA;
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Effective 9 January 2023, the clinical team (eight employees) joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company’s responsibility as sponsor while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites; and

-	The Company also sold several assets (e.g. equipment & refurbishment for 1,3Mi€ in order to relocate to a nearby facility, better suited to the Company’s future needs).

Press Release - Regulated Information
Letter to Shareholders
March 1st, 2023 07:00 am CET

All initiatives undertaken by the Company since spring 2022 have created a projected cash burn reduction that would allow a forecasted cash runway extension by approximately 12 months, up to the fourth quarter of 2023, without any external  financing.

Starting in 2023, Celyad Oncology will now entirely focus on its new business strategy, moving forward with an adapted organization and, we believe, the right headcount to successfully deliver on it.

On the financing side, in the third quarter of 2022, the Company engaged Van Lanschot Kempen N.V. to evaluate several financing options.

In summary, while our clinical results have not lived up to expectations, we are hopeful for the many patients who have been successfully treated in these programs and the solid foundation it has created to move these therapies further. We believe that our clinical accomplishments, strengthened with the current and future research efforts, can lead to commercially successful products.

Having dealt with the 2022 challenges, Celyad has now successfully reinvented itself as a leaner, more agile organization with three clear objectives:

1)	Strengthen its research focus centered around NKG2D, B7-H6 and shRNA platforms;
2)	Maximize its valuable IP estate and
3)	Drive innovation through strategic collaborations.

We believe that Celyad is well prepared and has the relevant unique assets and know how to create significant shareholder value in the next few years.

Michel Lussier	Hilde Windels

Co-Founder, Interim CEO	Chair

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

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Source: Celyad Oncology SA